Exhibit 4.10

English Translation of Agreement on Consulting Services for Enterprise Supply Chain

This Agreement on Consulting Services for Enterprise Supply Chain (hereinafter referred to as “this Agreement”) was signed by the following two parties on April 16, 2021:

Party A: TAOPING INC.

Address: Floor 21, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen

Party B: Shanjing Capital Group Co., Ltd.

Address:

Party A and Party B are collectively referred to as “both parties” and individually referred to as “either party” in the Agreement.

Whereas:

1. Party A is a company with shares listed on NASDAQ in US with the trading symbol of [TAOP].

2. Party B is an excellent supply chain service consultant limited company (BVI registration number: 2058004). The company is composed of personnel with rich supply chain service experience in electronic technology enterprises in overseas regions.

3. Party A reached this supply chain service agreement with Party B on the company’s demands of upstream and downstream hardware supply chain of China Unicom blockchain. Through friendly negotiation, both parties agree as follows:

I. Cooperation Objectives

1.1 Party A designates Party B as the supply chain service consultant. Party B will try its best to assist Party A to complete the goal of supply chain connection as soon as possible.

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1.2. The Agreement shall become effective on the date of signing by both parties and shall be valid for [12 months]. Upon expiration of the Agreement, both parties may renew this Agreement through negotiation according to the implementation.

II. Service Remuneration

2.1 Upon negotiation of both parties, Party A shall issue the TAOP Warrant to Party B or its designated company or person in accordance with the following standards so as to realize deep cooperation:

During the validity period of the Agreement, Party A shall issue the Taoping Inc. (NASDAQ: TAOP) Warrants to purchase up to [450,000 ordinary shares] to Party B. Such warrants shall be valid within [12 months] from the date of issuance, and shall automatically become invalid if it is not exercised within the term.

The warrants to purchase up to [450,000 TAOP ordinary shares] shall be issued within [5 working days] after the signing of this Agreement, and the exercise price is USD[6.30] /share;

Party B shall exercise the warrants in cash, and the TAOP ordinary shares issued upon exercise can be publicly traded only upon meeting certain holding period requirement in accordance with Rule 144 of the U.S. Securities Law of 1933, as amended.

2.2. Party A’s demands for the supply chain are mainly reflected in the acquisition of the hardware equipment necessary for digital currency. Party B shall help Party A and its subsidiaries purchase the key accessories at the official price (with the discount scope within 20%) during the service period of this agreement.

III. Service Plan of Supply Chain Consultant

3.1 Provide the supply chain solutions required by Party A according to Party A’s situation.

Party B has full authority to require Party A to cooperate in investigating the company’s information and deliver the supply chain solution within [30 days] after the signing of this Agreement.

3.2. Introduce suppliers from all parties in the supply chain solutions to Party A through its rich supply chain service experience.

Party B shall, in each supply link, recommend at least three suppliers as alternative solutions based on Party A’s situation, and the suppliers’ supply price shall be at the same level as the industry level. Party B shall be obliged to make every effort to reach transactions between Party A and the recommended suppliers.

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3.3 Party B shall be obliged to assist Party A in the implementation of the supply chain solutions delivered by Party B.

Party B shall be entitled to provide corrective opinions at any time of the implementation stage with respect to Party A’s inadequate implementation, and issue a modification scheme if necessary. Party A shall modify the scheme after communication with Party B according to the actual situation before implementation.

IV. Mutual Reporting

4.1 Party A shall make all reasonable efforts to provide all relevant true information to Party B and make every reasonable effort to ensure such information is true, accurate and complete.

4.2 Both parties shall arrange a direct contact person to be responsible for information exchange and implementation feedback.

V. Confidentiality

5.1 The Agreement and the matters contained herein are confidential information and shall not be disclosed by either party unless required by relevant laws, administrative regulations and competent authorities.

5.2 Party A / Party B shall undertake the liability for compensation and other liabilities for losses actually caused to Party B / Party A by its violation of the above provisions.

VI. Liability for Breach of the Agreement

6.1 Any breach by either party of its obligations under the Agreement shall constitute a breach of the Agreement. The breaching party shall immediately cease such breach upon receipt of a written notice from the non-breaching party on correction of such breach, and shall be liable for all economic losses caused to the non-breaching party by its breach.

6.2 Party A shall be entitled to terminate the Agreement and request Party B to make payment of liquidated damages if Party B fails to perform its obligations hereunder and still refuses to perform after being urged by Party A. The specific amount of liquidated damages shall be determined depending on the liability for breach of the Agreement and the loss for breach of the Agreement. The upper limit of liquidated damages shall be the full proceeds obtained by Party B through the Agreement, including but not limited to the Warrant. If Party B has not exercised the Warrant, Party A shall be entitled to revoke the Warrant issued to Party B for the unexercised portion.

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6.3 Both parties may modify and supplement the Agreement in written form through negotiation. In addition, neither party shall modify the Agreement without authorization; otherwise, it shall bear the corresponding liability for breach of the Agreement.

VII. Application of Laws and Resolution of Disputes

7.1 This agreement is governed by and shall be interpreted in accordance with the laws of the Hong Kong Special Administrative Region of China.

7.2 Both parties shall make every reasonable effort to resolve any disputes arising from or in connection with the Agreement through friendly negotiation. If such dispute cannot be resolved through negotiation within sixty (60) days from the date when either party issues a notice to the other party, such dispute shall be submitted to Hong Kong International Arbitration Center for arbitration.

VIII. Others

8.1. The Agreement shall come into force after being signed and sealed by both parties.

8.2 The Agreement is made in duplicate, one for each party, both of which have the equal legal effect.

(No text below)

Party A:

Signature of Authorized Representative:

Party B:

Signature of Authorized Representative:

Date of Signing: April 16, 2021

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